SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

August 8, 2005
_____

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
_South Africa____
(Address of Principal Executive Offices)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: ANGLOGOLD ASHANTI – INTERIM DIVIDEND 98



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

Share codes:
ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GSE (Shares):	AGA
GSE (GhDS):	AADA
Euronext Paris:	VA
Euronext Brussels:	ANG

8 August 2005

ANGLOGOLD ASHANTI - INTERIM DIVIDEND 98

On 27 July 2005, AngloGold Ashanti declared an interim dividend of R1.70 per ordinary share, payable on Friday, 26 August 2005 to ordinary shareholders and holders of CHESS Depositary Interests (CDIs), who on Friday, 19 August 2005 (record date) are recorded as members of the company.

Holders of Ghanaian Depositary Shares (GhDSs) will receive payment on or about Monday, 29 August 2005 – record date: Friday, 19 August 2005, while holders of American Depositary Shares (ADSs) will receive payment from The Bank of New York, on or about Monday, 5 September 2005.

AngloGold Ashanti declares its dividend in South African rands but pays its dividends in a number of currencies, and the rates applicable, as determined on Thursday, 4 August 2005 (currency conversion date), are as follows:

Dividends payable to members on the register held in the

- South Africa   :   ordinary shares   R1.70 per share
- United Kingdom   :   ordinary shares   £0.1478 per share
- Australia   :   CDIs – five CDIs = 1 ordinary share   A$0.068102 per CDI
- Ghana   :   ordinary shares   ¢2,381.751 per share
- Ghana   :   GhDSs – 100 = 1 ordinary share   ¢23.81751 per GhDS

The exchange rate applicable in respect of ADSs is determined by Bank of New York, as depositary, and will be disclosed by them in due course.

Enquiries

South Africa and United Kingdom   **Tel:**   **E-mail:**
Charles Carter   +27 (0) 11 637 6385   cecarter@AngloGoldAshanti.com
Michael Clements   +27 (0) 11 637 6647   mclements@AngloGoldAshanti.com
Clement Mamathuba   +27 (0) 11 637 6223   cmamathuba@AngloGoldAshanti.com

Australia and United States of America
Andrea Maxey   +61 (0) 8 9425 4604   amaxey@AngloGoldAshanti.com

Disclaimer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 8, 2005   By: /s/ C R BULL

                                         Name: C R Bull
                                         Title: Company Secretary